eLEC Communications Reports Fourth Quarter and Year-End Results
                  Including Year-Over-Year Sales Growth of 233%

Norwalk,  CT.... February 28, 2001 --- eLEC Communications Corp. (NASDAQ: ELEC),
a provider of integrated communications services to business customers, today announced the results of its operations for the fourth quarter and year ended November 30, 2000.

eLEC reported revenues for fiscal 2000 of $13,876,965, an increase of 233% over reported revenues of $4,170,031 in fiscal 1999. Reported revenues for the fourth quarter increased eight percent sequentially to $4,416,025 compared with $4,078,312 in the third quarter.

eLEC also reported a net loss for fiscal 2000 of ($5,374,146), or ($0.41) per share, as compared to a net loss in fiscal 1999 of ($7,505,553), or ($0.86) per share. The net loss from continuing operations amounted to ($6,350,770), or ($0.48) per share, as compared to ($3,562,488), or ($0.41) in fiscal 1999. Both fiscal years include non-cash losses in equity investments amounting to $605,553 in fiscal 2000 and $1,661,630 in fiscal 1999. A one-time non-cash loss in the amount of $1,105,626 was also recognized in fiscal 2000 for the impairment in value of an equity investment.

Paul Riss, eLEC's CEO, stated, "We are very pleased with our year-over-year accomplishments, highlighted by our strong revenue growth and the expansion into nine states with local access service under the unbundled network elements platform ("UNE-P"). In today's business climate, execution is more important than ever, and our accomplishments in fiscal 2000 in developing our back office systems, executing interconnection agreements in 48 states and provisioning DSL in an extremely cost efficient manner, demonstrate the significant progress we have made. Given the current conditions in the capital markets, which directly impact the value of our marketable securities, we believe our fiscal 2001 will be characterized by stabilized growth, increased average revenue per line and reaching profitability as soon as possible. To accomplish these goals, our management team is focused on leveraging our proprietary technology that allows us to electronically provision and rate local access lines to further penetrate existing markets that contain multi-location businesses. We will also use our internal telemarketing capability to upsell existing customers for new features and services. Our full suite of bundled telecommunications services and our ability to provide one invoice for multi-location and multi-state businesses, combined with the ubiquitous reach of UNE-P, continues to be a valuable service that we are fully prepared to build upon in 2001."

eLEC Communications Corp. is a publicly-traded local telecommunications company that is taking advantage of the convergence of the current and future competitive technological and regulatory developments in the Internet and telecommunications markets. eLEC provides an integrated suite of communications services to small and medium-sized business customers, including local, long distance, dial-up access, dedicated access, xDSL, and Web site design and hosting.

                   eLEC Communications Corp. and Subsidiaries
                 Condensed Consolidated Statements of Operations


                                                      For the Year Ended
                                                Nov. 30, 2000    Nov. 30, 1999
                                                -------------    -------------

Revenues                                         $ 13,876,965     $  4,170,031
Cost of revenues                                   10,071,536        3,002,698
                                                 ------------     ------------
Gross profit                                        3,805,429        1,167,333
                                                 ------------     ------------


Costs and expenses:
   Selling and general and administrative           9,014,653        2,741,264
   Depreciation and amortization                      765,641          330,054
   Equity in loss of investee                         605,553        1,661,630
                                                 ------------     ------------
            Total costs and expenses               10,385,847       4,732,948
                                                 ------------     ------------


Loss from operations                               (6,580,418)      (3,565,615)
                                                  ------------    ------------


Other income (expense):
Interest expense                                    (127,309)          (15,419)
Interest income                                        40,541           18,546
Gain on sale of investment securities               1,422,042               --
Loss from impairment of investments                (1,105,626)              --
                                                 ------------     ------------
Total other income (expense)                          229,648            3,127
                                                 ------------     ------------
Loss from continuing operations                   (6,350,770)       (3,562,488)
                                                  ------------    ------------


Discontinued operations:

Gain (loss) on disposal of discontinued
operations                                            976,624       (3,943,065)
                                                 ------------     ------------

Net loss                                         $ (5,374,146)    ($ 7,505,553)
                                                 ============     ============

Basic and diluted income (loss) per share
Continuing operations                                 ($ 0.48)         ($ 0.41)
Discontinued operations                                  0.07          (  0.45)
                                                 ------------     ------------
Net loss                                              ($ 0.41)         ($ 0.86)
                                                  ------------    ------------


Weighted average number of common shares
outstanding                                        13,206,506        8,717,554
                                                 ============     ============


                                    *********


This release contains forward-looking statements that involve risks and uncertainties. eLEC's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, among others, availability of management; availability, terms, and deployment of capital; eLEC's ability to successfully market its services to current and new customers, generate customer demand for its product and services in the geographical areas in which eLEC can operate, access new markets, negotiate and maintain suitable interconnection agreements with the incumbent local exchange carriers, and negotiate and maintain suitable vendor relationships, all in a timely manner, at reasonable cost and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary in such forward-looking statements.